Exhibit 99.2

Financial Information for the Three Months and Six Months Ended June 30, 2020 of Kenon and OPC and
 Reconciliation of Certain non-IFRS Financial Information

Table of Contents

Appendix A: Summary Kenon consolidated financial information

Appendix B: Summary OPC consolidated financial information

Appendix C: Definition of OPC’s EBITDA and non-IFRS reconciliation

Appendix D: Summary financial information of OPC’s subsidiaries

Appendix E: Summary operational information of OPC

Appendix A

Summary Kenon consolidated financial information

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Financial Position as of June 30, 2020 and December 31, 2019

	As of June 30,	As of December 31,
	2020	2019
	(Unaudited)
	$ millions
Current assets
Cash and cash equivalents	398	147
Short-term deposits and restricted cash	16	33
Trade receivables	31	39
Other current assets	19	40
Asset held for sale	-	70
Total current assets	464	329
Non-current assets
Investments in associated companies	91	120
Long-term investment	220	-
Long-term deposits and restricted cash	99	77
Long-term derivative instruments	1	2
Other non-current assets	39	88
Deferred payment receivable	212	204
Deferred taxes, net	2	2
Property, plant and equipment, net	699	668
Intangible assets, net	1	1
Right-of-use assets, net	85	17
Total non-current assets	1,449	1,179
Total assets	1,913	1,508
Current liabilities
Current maturities of loans from banks and others	47	46
Short-term derivative instruments	7	6
Current tax liabilities	4	-
Trade and other payables	54	52
Current maturities of lease liabilities	16	1
Total current liabilities	128	105
Non-current liabilities
Long-term loans from banks and others	507	504
Debentures	181	73
Deferred taxes, net	80	79
Non-current tax liabilities	31	29
Other non-current liabilities	-	1
Long-term derivative instruments	8	-
Long-term lease liabilities	5	5
Total non-current liabilities	812	691
Total liabilities	940	796
Equity
Share capital	602	602
Translation reserve	(4)	18
Capital reserve	6	14
Accumulated profit/(loss)	287	(11)
Equity attributable to owners of the Company	891	623
Non-controlling interests	82	89
Total equity	973	712
Total liabilities and equity	1,913	1,508

 Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Profit & Loss

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
	$ millions		$ millions
Revenue	165	182	76	85
Cost of sales and services (excluding depreciation and amortization)	(118)	(126)	(59)	(64)
Depreciation and amortization	(13)	(15)	(7)	(8)
Gross profit	34	41	10	13
Selling, general and administrative expenses	(18)	(18)	(10)	(8)
Other income	-	1	-	1
Operating profit	16	24	-	6
Financing expenses	(14)	(16)	(9)	(10)
Financing income	9	9	3	5
Financing expenses, net	(5)	(7)	(6)	(5)
Net gains/(losses) related to changes of interest in Qoros	294	(8)	278	(3)
Share in (losses)/profits of associated companies, net of tax	(1)	(16)	6	(3)
Profit/(loss) before income taxes	304	(7)	278	(5)
Income taxes	(5)	(7)	-	(2)
Profit/(loss) for the period from continuing operations	299	(14)	278	(7)
Loss for the period from discontinued operations	-	(1)	-	(1)
Profit/(loss) for the period	299	(15)	278	(8)
Attributable to:
Kenon's shareholders	295	(20)	279	(8)
Non-controlling interests	4	5	(1)	-
Profit/(loss) for the period	299	(15)	278	(8)
Basic/Diluted profit/(loss) per share attributable to Kenon’s shareholders (in dollars):
Basic/Diluted profit/(loss) per share	5.47	(0.37)	5.19	(0.13)
Basic/Diluted profit/(loss) per share from continuing operations	5.47	(0.35)	5.19	(0.12)
Basic/diluted loss per share from discontinued operations	-	(0.02)	-	(0.01)

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows
For the six months ended June 30, 2020 and 2019

	For the six months ended June 30,
	2020	2019
	$ millions
Cash flows from operating activities
Profit/(loss) for the period	299	(15)
Adjustments:
Depreciation and amortization	14	15
Financing expenses, net	5	7
Share in losses of associated companies, net	1	16
Net (gains)/losses related to changes of interest in Qoros	(294)	8
Share-based payments	1	1
Income taxes	5	8
	31	40
Change in trade and other receivables	17	12
Change in trade and other payables	-	10
	48	62
Income taxes paid, net	-	(7)
Net cash provided by operating activities	48	55

Kenon Holdings Ltd and subsidiaries
Consolidated Statement of Cash Flows, continued
For the six months ended June 30, 2020 and 2019

	For the six months ended June 30,
	2020	2019
	$ millions
Cash flows from investing activities
Short-term deposits and restricted cash, net	17	(26)
Investment in long-term deposits, net	(21)	(14)
Sale of subsidiary, net of cash disposed off	-	1
Acquisition of property, plant and equipment	(39)	(19)
Long-term advance deposits and prepaid expenses	(54)	-
Proceeds from sale of interest in Qoros	220	-
Payment of transactions in derivatives, net	(1)	-
Net cash provided by/(used in) investing activities	122	(58)

Cash flows from financing activities
Proceeds from/(repayment of) long-term loans, debentures, derivative financial instruments and lease liabilities, net	2	(8)
Proceeds from issuance of share capital by a subsidiary to non-controlling interests	-	33
Proceeds from issuance of debentures, less issuance expenses	111	-
Short-term credit from banks and others, net	(6)	(2)
Acquisition of non-controlling interests	(8)	-
Payment in respect of derivative financial instruments, net	(3)	-
Dividends paid to holders of non-controlling interests	(6)	(7)
Interest paid	(10)	(11)
Net cash provided by financing activities	80	5

Increase in cash and cash equivalents	250	2
Cash and cash equivalents at beginning of the period	147	131
Effect of exchange rate fluctuations on balances of cash and cash equivalents	1	5
Cash and cash equivalents at end of the period	398	138

Information regarding reportable segments

The following table sets forth selected financial data for Kenon’s reportable segments for the periods presented:

	For the six months ended June 30, 2020
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions
Revenue	165	-	-	165
Depreciation and amortization	(13)	-	-	(13)
Financing income	1	-	8	9
Financing expenses	(14)	-	-	(14)
Net gains related to changes of interest in Qoros	-	294	-	294
Share in (losses) / profit of associated companies	-	(6)	5	(1)
Profit before taxes	11	288	5	304
Income taxes	(5)	-	-	(5)
Profit from continuing operations	6	288	5	299
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the six months ended June 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results

Revenue	182	-	-	182
Depreciation and amortization	(15)	-	-	(15)
Financing income	-	-	9	9
Financing expenses	(15)	-	(1)	(16)
Net losses related to changes of interest in Qoros	-	(8)	-	(8)
Share in losses of associated companies	-	(9)	(7)	(16)
Profit / (Loss) before taxes	19	(17)	(9)	(7)
Income taxes	(5)	-	(2)	(7)
Profit / (Loss) from continuing operations	14	(17)	(11)	(14)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended June 30, 2020
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions
Revenue	76	-	-	76
Depreciation and amortization	(7)	-	-	(7)
Financing income	-	-	3	3
Financing expenses	(9)	-	-	(9)
Net gains related to changes of interest in Qoros	-	278	-	278
Share in (losses) / profits of associated companies	-	(2)	8	6
(Loss) / Profit before taxes	(5)	276	7	278
Income taxes	-	-	-	-
(Loss) / profit from continuing operations	(5)	276	7	278
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

	For the three months ended June 30, 2019
	OPC	Quantum[1]	Other[2]	Consolidated Results
	$ millions
Revenue	85	-	-	85
Depreciation and amortization	(8)	-	-	(8)
Financing income	-	-	5	5
Financing expenses	(10)	-	-	(10)
Net losses related to changes of interest in Qoros	-	(3)	-	(3)
Share in (losses) / profits of associated companies	-	(4)	1	(3)
(Loss) / Profit before taxes	-	(6)	1	(5)
Income taxes	-	-	(2)	(2)
Loss from continuing operations	-	(6)	(1)	(7)
____________________________________
(1)	Quantum is a wholly-owned subsidiary of Kenon which holds Kenon's interest in Qoros.
(2)	Includes the results of Primus; the results of ZIM, as an associated company; as well as Kenon’s and IC Green’s holding company and general and administrative expenses.

 Information regarding associated companies

	Asset held for sale	Carrying amounts of investment in associated companies		Equity in the net (losses) / earnings of associated companies
	as at	as at		For the six months ended		for the three months ended
	December 31, 2019	June 30, 2020	December 31, 2019	June 30, 2020	June 30, 2019	June 30, 2020	June 30, 2019
	$ millions	$ millions		$ millions		$ millions
ZIM	-	91	84	5	(7)	8	1
Qoros	70	-	36	(6)	(9)	(2)	(4)
	70	91	120	(1)	(16)	6	(3)

Appendix B

Summary OPC consolidated financial information1

 OPC’s Consolidated Statement of Profit
	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
	$ millions		$ millions
Revenue	165	182	76	85
Cost of sales (excluding depreciation and amortization)	(118)	(126)	(59)	(64)
Depreciation and amortization	(13)	(15)	(7)	(8)
Gross profit	34	41	10	13
Selling, general and administrative expenses	(8)	(7)	(5)	(4)
Business development expenses	(2)	(1)	(1)	-
Other income, net	-	1	-	1
Financing expenses, net	(13)	(15)	(9)	(10)
Profit/(loss) before taxes	11	19	(5)	-
Taxes on income	(5)	(5)	-	-
Net profit/(loss) for the period	6	14	(5)	-
Attributable to:
Equity holders of the company	3	11	(6)	-
Non-controlling interest	3	3	1	-
Net profit for the period	6	14	(5)	-

(1)	Translations of NIS amounts into US Dollars use a rate of 3.50: 1 for 2020 and 3.62: 1 for 2019.

Summary Data from OPC’s Consolidated Statement of Cash Flows

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
	$ millions		$ millions
Cash flows provided by operating activities	51	73	27	21
Cash flows used in investing activities	(99)	(58)	(10)	(46)
Cash flows provided by / (used in) financing activities	81	(1)	46	7
Increase / (decrease) in cash and cash equivalents	33	14	63	(18)
Cash and cash equivalents at end of the period	145	106	145	106
Investments in property, plant and equipment	25	18	11	10
Total depreciation and amortization	13	15	7	8

Summary Data from OPC’s Consolidated Statement of Financial Position

	As of
	June 30, 2020	December 31, 2019
	$ millions
Total financial liabilities[1]	736	622
Total monetary assets[2]	204	152
Total equity attributable to the owners	217	228
Total assets	1,142	1,011

1.	Including loans from banks and others and debentures.
2.	Including cash and cash equivalents, short-term deposits and restricted cash.

Appendix C

Definition of OPC’s EBITDA and non-IFRS reconciliation

This press release, including the financial tables, presents EBITDA, which is considered to be a “non-IFRS financial measure.”

OPC defines “EBITDA” for each period as net profit before depreciation and amortization, financing expenses, net, and income tax expense. EBITDA is not recognized under IFRS or any other generally accepted accounting principles as a measure of financial performance and should not be considered as a substitute for net profit or loss, cash flow from operations or other measures of operating performance determined in accordance with IFRS. EBITDA is not intended to represent funds available for dividends or other discretionary uses because those funds may be required for debt service, capital expenditures, working capital and other commitments and contingencies. There are limitations that impair the use of EBITDA as a measure of OPC's profitability since it does not take into consideration certain costs and expenses that result from OPC's business that could have a significant effect on net profit, such as financial expenses, taxes, depreciation, capital expenses and other related items.

OPC believes that the disclosure of EBITDA provides transparent and useful information to investors and financial analysts in their review of the company’s, or its subsidiaries’ operating performance and in the comparison of such operating performance to the operating performance of other companies in the same industry or in other industries that have different capital structures, debt levels and/or income tax rates.

Set forth below is a reconciliation of OPC’s net profit to EBITDA for the periods presented. Other companies may calculate EBITDA differently, and therefore this presentation of EBITDA may not be comparable to other similarly titled measures used by other companies.

	For the six months ended June 30,
	2020	2019
	$ millions
Net profit for the period	6	14
Depreciation and amortization	13	15
Financing expenses, net	13	15
Income tax expense	5	5
EBITDA	37	49

	For the three months ended June 30,
	2020	2019
	$ millions
Net loss for the period	(5)	-
Depreciation and amortization	7	8
Financing expenses, net	9	10
EBITDA	11	18

Appendix D

Summary Financial Information of OPC’s Subsidiaries

The table below sets forth debt, cash and cash equivalents, deposits and debt service reserves for OPC’s subsidiaries as of June 30, 2020 (in $ millions):

As at June 30, 2020	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	330	206	192	8	736
Cash and cash equivalents and short-term deposits	39	16	89	1	145
Debt service reserves (out of restricted cash)	40	-	19	-	59

The table below sets forth debt, cash and cash equivalents, deposits and debt service reserves for OPC’s subsidiaries as of December 31, 2019 (in $ millions):

As at December 31, 2019	OPC-Rotem	OPC-Hadera	OPC Energy	Other	Total

Debt (including accrued interest)	346	194	82	-	622
Cash and cash equivalents and short-term deposits	33	3	74	1	111
Debt service reserves (out of restricted cash)	22	-	19	-	41

Appendix E

Summary Operational Information of OPC

The tables below set forth details of sales, generation and purchases of electricity by OPC and net generation of OPC split by the Rotem plant and the Hadera energy center (kWh in millions):

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
Sales to private customers	1,857	1,991	957	1,022
Sales to the system administrator	108	48	11	5
Total sales	1,965	2,039	968	1,027

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
Net generation of electricity and purchases during dispatch reduction	1,910	1,932	923	948
Purchase of electricity from the system administrator	55	107	45	79
Total volume of electricity generated and purchases from the system administrator	1,965	2,039	968	1,027

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
Net generation of electricity and purchases during dispatch reduction – OPC Rotem	1,866	1,890	901	929
Net generation – OPC Hadera (energy center)	44	42	22	19
Total volume of electricity generated and purchases from the system administrator	1,910	1,932	923	948

	For the six months ended June 30,		For the three months ended June 30,
	2020	2019	2020	2019
Steam Generation (in thousands of tonnes)	384	388	175	188